EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended June 30, 2003 and 2002
(Unaudited)
(In thousands, except per share data)

		2003	2002
Numerator for basic and diluted earnings per share:			
Earnings available to common stockholders before and after assumed conversions	$	17,085	8,808
Denominator:			
Basic earnings per share - weighted-average shares		3,528	3,523
Effect of dilutive stock options		22	36
Diluted earnings per share - adjusted weighted-average shares for assumed conversions		3,550	3,559
Basic earnings per share	$	4.84	2.50
Diluted earnings per share	$	4.82	2.47

EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Six Months Ended June 30, 2003 and 2002
(Unaudited)
(In thousands, except per share data)

		2003	2002
Numerator for basic and diluted earnings per share:			
Earnings available to common stockholders before and after assumed conversions	$	26,811	21,042
Denominator:			
Basic earnings per share - weighted-average shares		3,526	3,520
Effect of dilutive stock options		22	34
Diluted earnings per share - adjusted weighted-average shares for assumed conversions		3,548	3,554
Basic earnings per share	$	7.60	5.98
Diluted earnings per share	$	7.56	5.92